STEVEN C. METZGER DIRECT DIAL 214-740-5030 SMETZGER@PMKLAW.COM	METZGER LAW PLLC A PROFESSIONAL LIMITED LIABILITY COMPANY ATTORNEYS, MEDIATORS & COUNSELORS 4709 W. LOVERS LANE, SUITE 200 DALLAS, TEXAS 75209-3178 214-969-7600 WWW.PMKLAW.COM	FACSIMILE 214-224-7555 214-523-3838

January 14, 2025

Via EDGAR

The Securities and Exchange Commission

100 F Street, Mail Stop 4628

Washington, D.C. 20549

Attn:   Laura McKenzie Division of Corporation Finance

    Office of Mergers & Acquisitions

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Re:	Income Opportunity Realty Investors, Inc. (Commission File No. 005-45693; CIK No. 0000949961) Schedule 14D-9 filed December 16, 2024 File No. 005-45693

Ladies and Gentlemen:

On behalf of Income Opportunity Realty Investors, Inc., a Nevada corporation (“IOR”) a filing is being made under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of Amendment No. 1 to Schedule 14D-9 originally filed December 16, 2024.

This letter is being filed as correspondence uploaded on the EDGAR system on behalf of IOR in response to a letter of comments from the Staff of the Securities and Exchange Commission dated January 8, 2025. Schedule 1 annexed to this letter contains the responses to each of the comments of the Staff. In each instance on such Schedule 1, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation. Also included in such response, where appropriate, is a letter/page reference to the text to the applicable document or instrument referred to in the comment.

This letter, Schedule 1, and the Amendment No. 1 to Schedule 14D-9 are being filed under the EDGAR system in direct response to the comments of the Staff. If you would like to discuss any item concerning the referenced matter included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030.

Very truly yours,

/s/ Steven C. Metzger

Steven C. Metzger

cc:

Erik L. Johnson, President and

Chief Executive Officer

Income Opportunity Realty Investors, Inc.

1603 LBJ Freeway, Suite 800

Dallas, Texas 75234

SCHEDULE 1

Response to Comments of the Staff of

The Securities and Exchange Commission

by letter dated January 8, 2025 with respect to

Schedule 14D-9 filed December 16, 2024 of

Income Opportunity Realty Investors, Inc.

File No. 005-45693

_________________

The following information is intended to provide a response to comments of the Staff of the Securities and Exchange Commission rendered by letter dated January 8, 2025, with respect to Schedule 14D-9 originally filed December 16, 2024 of Income Opportunity Realty Investors, Inc. (the “Company” or “IOR”). For convenience, each comment of the Staff is restated below, with the response noted immediately following the comment. Also included in such response is a letter/page or Item reference to the text in Amendment No. 1 to Schedule 14-D-9 (the ‘Amendment”) where applicable.

General

Schedule 14D-9 for the Fiscal Year Ended December 31, 2024.

Item 1. Subject Company Information, page 1.

Comment/Observation No. 1. Note that Item 1002(b) of Regulation M-A requires a statement of shares outstanding as of the most recent practicable date. Please revise to provide updated information or explain why August 8, 2024, is the most recent practicable date.

Response to Comment/Observation No. 1.

The date August 8, 2024 was an error and should have been November 8, 2024, which was the Record Date for the determination of stockholders entitled to notice of and to vote at the IOR’s Annual Stockholders Meeting held on December 11, 2024, a clarifying statement has been added to Item 1 of the Amendment to indicate the number of Common Shares outstanding of IOR at November 8, 2024 and at present is 4,066,178.

Item 3. Past Contacts, Transactions, Negotiations and Agreements, page 1.

Comment/Observation No. 2. Please specify which of the Company’s SEC filings discuss conflicts of interest or material agreements between the Company and IOR, or their respective officers, directors, or affiliates. Please include the particular section or page number for any such discussion.

Please number all pages in your filing when amending your report.

Response to Comment/Observation No. 2.

Under Item 3 of the Amendment, specific references have been made to pages and sections of IOR’s SEC filings discussing conflicts of interests or material agreements between IOR and TCI or their respective officers, directors or affiliates.

Item 6. Interest in Securities of the Subject Company, page 2.

Comment/Observation No. 3. Please clarify that the referenced share repurchases did not occur within the last sixty (60) calendar days. See Item 1008(b) of Regulation M-A.

Response to Comment/Observation No. 3.

Item 6 of the Amendment has been clarified to reflect that the Share repurchases described were not made within the sixty (60) days preceding December 16, 2024, the date of filing of the Schedule 14D-9 and other items. No purchases of Shares were made by IOR, TCI, or their respective directors or executive officers or affiliates during the sixty days preceding December 16, 2024.

Item 7. Purposes of the Transaction and Plans or Proposals, page 2.

Comment/Observation No. 4. The disclosure provided does not appear to be responsive to Item 7 of Schedule 14D-9, as it should address subject company negotiations. Refer to Item 1006(d) of Regulation M-A. Please provide the required disclosure.

Response to Comment/Observation No. 4.

Item 7 of the Amendment has been amended to add additional language to clarify that no discussions, agreements, written or oral regarding the limited tender offer or Share acquisitions have occurred.

Item 8. Additional Information, page 2.

Comment/Observation No. 5. Please provide the information required under Item 1011(b) of Regulation M-A or advise. We note that the Offer to Purchase does not appear to include any exhibits, and the schedules to the Offer to Purchase do not provide the referenced information.

Response to Comment/Observation No. 5.

Although no “golden parachute” type of arrangements exist with respect to IOR’s executive officers or directors or other personnel (none of whom are employed by IOR), Item 8 of the Amendment has received added language to reflect that no such items exist. No table has been included as the table set forth in regulation S-K Item 402 (t) (2) as it is not applicable. The names and other information concerning each executive officer and director of both IOR and TCI are set forth in the Offer to Purchase at Schedules I and II.

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